EXHIBIT 99.2
Management’s
Discussion and Analysis
MONTREAL, QUEBEC, JULY 27, 2005
Management’s Discussion and Analysis (MD&A) relates to the financial condition and results of Domtar’s operations. Throughout this MD&A, unless otherwise specified, “Domtar”, “we”, “us” and “our” refer to Domtar Inc., its subsidiaries, as well as its joint ventures, and “the Corporation” refers to Domtar Inc. excluding its interest in joint ventures including, among others, Norampac Inc. (“Norampac”). Domtar’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian generally accepted accounting principles (GAAP). This interim MD&A should be read in conjunction with Domtar’s unaudited interim consolidated financial statements and notes thereto as well as with Domtar’s most recent annual MD&A and audited consolidated financial statements and notes thereto1.
     In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, and the term “tonne” or the symbol “MT” refers to a metric ton. In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, and the term “dollars” and the symbols “$” and “CAN$” refer to Canadian dollars. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.
FORWARD-LOOKING STATEMENTS
This MD&A may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate”, “believe”, “expect”, “intend”, “aim”, “target”, “plan”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, the ability to integrate acquired businesses into existing operations, the ability to realize anticipated cost savings, the performance of manufacturing operations, and other factors referenced herein and in Domtar’s continuous disclosure filings. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable estimates and assumptions, Domtar cannot ensure that actual results will not be materially different from those expressed or implied by these forward-looking statements. Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances. These risks, uncertainties and other factors include, among other things, those discussed under “Risk Factors” as well as those discussed elsewhere in this MD&A.
SECOND QUARTER 2005 OVERVIEW

During the second quarter of 2005, our operating profit remained relatively stable when compared to the first quarter of 2005. Although our earnings continued to be negatively impacted by high costs for chemicals, wood, freight and energy, lower paper shipments as well as a weak U.S. dollar, we benefited from improved pulp and paper average selling prices and increased pulp, corrugated containers and lumber shipments, as well as from the realization of savings stemming from restructuring initiatives. As at June 30, 2005, we had reached 60% of our goal to achieve a cost reduction run-rate of $100 million by the end of 2005.

[1]	Our 2004 Annual Report can be found on our website at www.domtar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OUR BUSINESS

Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging.
PAPERS
We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper facilities in Canada and five in the United States, with an annual paper production capacity of approximately 2.6 million tons, complemented by strategically located warehouses and sales offices. Over 50% of our paper production capacity is located in the United States and approximately 90% of our paper sales are made to customers in the United States. Uncoated and coated freesheet papers are used for business, commercial printing and publication, and technical and specialty applications. The chart below illustrates our principal paper products and our annual paper production capacity.

*	The allocation of production capacity may vary from period to period in order to take advantage of market conditions. On December 9, 2004, we announced the indefinite closure of the pulp mill, one paper machine and one sheeter at our Cornwall paper mill until economic and market conditions allow these assets to operate profitably. This indefinite closure, impacting 85,000 tons of paper, has been reflected in the above capacity.
We sell paper primarily through a large network of owned and independent merchants that distribute our paper products throughout North America. We also sell our products to a variety of customers, including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. We also purchase pulp to optimize paper production and reduce freight costs. For the first six months of 2005, our net market pulp position (shipments less purchases) was approximately 295,000 tons.
     Our Papers business is our most important segment, representing 55% of consolidated sales in the first six months of 2005, or 60% when including sales of Domtar paper through our own Paper Merchants business.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PAPER MERCHANTS
Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by Domtar and other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Domtar-owned paper merchants operate in the United States and Canada under a single banner and umbrella name, the Domtar Distribution Group, the fifth largest paper merchant organization in North America. Ris Paper operates throughout the Northeast, Mid-Atlantic and Midwest areas from 20 locations in the United States, including 16 distribution centers. The Canadian business operates as Buntin Reid in three locations in Ontario; JBR/La Maison du Papier in two locations in Quebec; and The Paper House in two locations in Atlantic Canada. Our Paper Merchants business represented 20% of consolidated sales in the first six months of 2005, or 15% when excluding sales of Domtar paper.
WOOD
Our Wood business comprises the manufacturing and marketing of lumber and wood-based value-added products, and the management of forest resources. We operate ten sawmills (six in Quebec and four in Ontario, following the permanent closure of the Chapleau, Ontario sawmill effective March 6, 2005) and one remanufacturing facility (in Quebec), for an annual capacity of approximately 1.1 billion board feet of lumber. We also have investments in four businesses that produce wood products. We seek to optimize 18 million acres of forestland directly licensed or owned by the Corporation in Canada and the United States through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 12% of consolidated sales in the first six months of 2005.
PACKAGING
Our Packaging business comprises our 50% ownership interest in Norampac, a joint venture between Domtar Inc. and Cascades Inc. We do not manage the day-to-day operations of Norampac. The Board of Directors of Norampac is composed of four representatives each from Domtar Inc. and Cascades Inc. The Chairman of the Board is proposed by Domtar Inc. and appointed by the Board, while the President and Chief Executive Officer is proposed by Cascades Inc. and appointed by the Board. Norampac’s debt is non-recourse to Domtar Inc. As required by GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method.
     Norampac’s network of 25 corrugated packaging plants, strategically located across Canada and the United States, provides full-service packaging solutions and produces a broad range of products. Norampac’s eight containerboard mills (located in Ontario, Quebec, British Columbia, New York State and northern France), having a combined annual capacity of approximately 1.6 million tons, directly or indirectly supply essentially all the containerboard requirements of the converting plants. Our Packaging business represented 13% of consolidated sales in the first six months of 2005.
BUSINESS STRATEGY
Our overall strategic objective is to be a world leader in the paper industry. We have developed our business strategies around three pillars: meeting and anticipating the ever-changing needs of customers, providing our shareholders with attractive returns, and fostering a dynamic and creative environment for our employees in which shared human values and personal commitment prevail.
Our business strategies are to continue to:
•	anticipate and meet the needs of our customers in order to enhance customer loyalty

•	improve the productivity of our mills and the quality of our products and services

•	broaden our distribution capabilities

•	grow through acquisitions and alliances within our areas of expertise

•	maintain strict financial discipline

•	foster the personal growth and participation of employees

•	act as a responsible corporate citizen.
Through these strategies, we aim to be one of the most attractive investments in the North American basic materials sector by providing superior returns to our shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF FINANCIAL RESULTS

		Three months ended		Six months ended
		June 30		June 30
FINANCIAL HIGHLIGHTS		2005	2004	2005	2004

(In millions of Canadian dollars, unless otherwise noted)

Sales		1,287	1,346	2,546	2,571

EBITDA[1]		128	122	252	180

Operating profit (loss)[1]		31	28	65	(5)
Excluding specified items[2]		33	33	68	3

Net earnings (loss)		2	(1)	12	(45)
Excluding specified items[2]		3	4	12	(36)

Net earnings (loss) per share (in dollars):
Basic		0.01	(0.01)	0.05	(0.20)
Basic, excluding specified items[2]		0.01	0.02	0.05	(0.16)
Diluted		0.01	(0.01)	0.05	(0.20)

Operating profit (loss), excluding specified items, per segment[2]:
Papers		4	6	13	(23)
Paper Merchants		4	5	9	11
Wood		11	6	17	(7)
Packaging		14	12	25	17
Corporate		—	4	4	5

Total		33	33	68	3

Average exchange rates	CAN$	1.244	1.359	1.236	1.339
	US$	0.804	0.736	0.809	0.747

Dividends per share (in dollars):
Series A Preferred Shares		0.56	0.56	1.13	1.13
Series B Preferred Shares		0.19	0.17	0.38	0.37
Common shares		0.06	0.06	0.12	0.12

	As at	As at
	June 30,	Dec. 31,
	2005	2004
Total assets	5,763	5,688
Total long-term debt, including current portion	2,169	2,034

[1]	EBITDA (Earnings Before Interest (Financing expenses), Taxes and Amortization) is a non-GAAP measure and is determined by adding back amortization expense, including portions related to specified items (impairment losses and write-downs), financing expenses and income taxes to net earnings (see “EBITDA” table). Operating profit is also a non-GAAP measure that is determined by deducting cost of sales, selling, general and administrative expenses (SG&A), amortization expense and closure and restructuring costs from sales. We focus on EBITDA and operating profit as these measures enable us to compare our results between periods without regard to debt service or income taxes (for operating profit) and without regard to amortization (for EBITDA). As such, we believe it would be useful for investors and other users to be aware of these measures so they can better assess our performance. Our EBITDA and operating profit measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
[2]	See “Specified items affecting results and non-GAAP measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SPECIFIED ITEMS AFFECTING RESULTS AND NON-GAAP MEASURES
Our operating results include specified items that, in our view, do not typify normal operating activities, thus affecting the comparability of our results. We define specified items as items such as the impacts of impairment of assets, facility or machine closures, changes in income tax legislation, debt restructuring, unrealized mark to market gains or losses on hedging contracts not considered as hedges for accounting purposes, foreign exchange impact on long-term debt translation and other items that, in our view, do not typify normal operating activities.
     To measure our performance and that of our business segments from period to period without variations caused by these specified items, we focus on certain measures excluding specified items. These financial measures excluding specified items are non-GAAP measures. We believe that it is useful for investors and other users to be aware of the specified items that positively or adversely impacted our GAAP results and that these non-GAAP measures provide investors and other users with a measure of performance to compare our results between periods without regard to these specified items.
     Measures excluding specified items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore, should not be considered in isolation. The following tables reconcile these measures excluding specified items to their closest GAAP financial measures.

SPECIFIED ITEMS Three months ended June 30			2005			2004

(In millions of Canadian dollars, unless otherwise noted)
						NET
						EARNINGS
			NET EARNINGS		NET	(LOSS) PER
	OPERATING	NET	PER SHARE	OPERATING	EARNINGS	SHARE (IN
	PROFIT	EARNINGS	(IN DOLLARS)	PROFIT	(LOSS)	DOLLARS)

As per GAAP*	31	2	0.01	28	(1)	(0.01)

Specified items
Sales of property, plant and equipment (i)	(4)	(3)		—	—
Closure and restructuring costs (ii)	10	6		—	—
Unrealized mark-to-market gains or losses (iii)	(1)	(1)		5	3
Foreign exchange gains or losses (iv)	—	1		—	2
Insurance recoveries (v)	(3)	(2)		—	—

	2	1	—	5	5	0.03

Excluding specified items	33	3	0.01	33	4	0.02

*  Except for operating profit (loss), which is a non-GAAP measure.

SPECIFIED ITEMS Six months ended June 30			2005			2004

(In millions of Canadian dollars, unless otherwise noted)
			NET EARNINGS	OPERATING		NET LOSS PER
	OPERATING	NET	PER SHARE	PROFIT	NET	SHARE (IN
	PROFIT	EARNINGS	(IN DOLLARS)	(LOSS)	LOSS	DOLLARS)

As per GAAP*	65	12	0.05	(5)	(45)	(0.20)

Specified items
Sales of property, plant and equipment (i)	(7)	(6)		—	—
Closure and restructuring costs (ii)	16	10		8	6
Unrealized mark-to-market gains or losses (iii)	(3)	(2)		—	—
Foreign exchange gains or losses (iv)	—	—		—	3
Insurance recoveries (v)	(3)	(2)		—	—

	3	—	—	8	9	0.04

Excluding specified items	68	12	0.05	3	(36)	(0.16)

*     Except for operating profit (loss), which is a non-GAAP measure.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(i)	Our results reflect gains or losses on sales of property, plant and equipment. These gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

(ii)	Our results reflect closure and restructuring charges. These charges are presented under “Closure and restructuring costs” in the financial statements. See “Closure and restructuring costs” for further information.

(iii)	Our results include unrealized mark-to-market gains or losses on commodity swap contracts and foreign exchange contracts not considered as hedges for accounting purposes. Such gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

(iv)	Our results include foreign exchange gains or losses on the translation of a portion of our long-term debt. Such gains or losses are presented under “Financing expenses” in the financial statements.

(v)	Our results include insurance recoveries. These recoveries are presented under “Selling, general and administrative” expenses in the financial statements.
SECOND QUARTER 2005 VS SECOND QUARTER 2004 OVERVIEW

SALES OF $1.3 BILLION
Sales in the second quarter of 2005 amounted to $1,287 million, a decrease of $59 million or 4% from sales of $1,346 million in the second quarter of 2004. This decrease is attributable to the negative impact of an 8% decline in the quarter-over-quarter average value of the U.S. dollar relative to the Canadian dollar (from $1.359 to $1.244) and lower shipments of paper and pulp. These factors were partially offset by higher average selling prices for most of our major products.
OPERATING PROFIT OF $31 MILLION
Cost of sales decreased by $57 million or 5% in the second quarter of 2005 compared to the second quarter of 2004. This decrease was attributable to the positive impact of a weaker U.S. dollar on our U.S. dollar denominated operating expenses, lower shipments of paper and pulp, the realization of savings stemming from restructuring activities and lower duties on our softwood lumber exports to the U.S. These factors were partially offset by higher costs for purchased chemicals, wood and energy, as well as higher freight costs.
     Selling, general and administrative (SG&A) expenses decreased by $16 million or 21% in the second quarter of 2005 compared to the second quarter of 2004. SG&A in the second quarter of 2005 included a gain of $4 million realized on the sale of the Senneville, Quebec facility, insurance recoveries of $3 million as well as unrealized mark-to-market gains of $1 million. SG&A in the second quarter of 2004 included unrealized mark-to-market losses of $5 million. When excluding these specified items, SG&A decreased by $3 million or 4% in the second quarter of 2005 compared to the second quarter of 2004. This decrease was mainly attributable to the positive impact of a weaker U.S. dollar on our U.S. dollar denominated expenses, partially offset by lower royalty revenues.
     Operating profit in the second quarter of 2005 amounted to $31 million compared to an operating profit of $28 million in the second quarter of 2004. Excluding specified items, operating profit totaled $33 million in the second quarter of 2005 compared to an operating profit of $33 million in the second quarter of 2004. The increase in average selling prices for all of our major products, the realization of savings stemming from restructuring activities and the decrease in duties on our softwood lumber exports to the U.S. were offset by the $40 million negative impact of a weaker U.S. dollar (including the positive effect of our hedging program), lower shipments of paper and pulp, higher costs for purchased chemicals, wood and energy as well as higher freight costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA for the second quarter of 2005 compared to the second quarter of 2004, as well as for the six-month period ended June 30, 2005 compared to the six-month period ended June 30, 2004 was as follows:

	Three months ended June 30		Six months ended June 30
EBITDA	2005	2004	2005	2004

(In millions of Canadian dollars)

Net earnings (loss)	2	(1)	12	(45)
Income tax recovery	(9)	(11)	(18)	(38)
Financing expenses	39	41	73	80
Amortization of deferred gain	(1)	(1)	(2)	(2)
Amortization	95	94	185	185
Closure and restructuring costs (portion related to fixed asset write-downs)	2	—	2	—

EBITDA	128	122	252	180

SPECIFIC COST REDUCTION INITIATIVES
In 2004, we announced initiatives aimed at achieving a run-rate of $100 million in annual cost reductions at the end of 2005, which included, among others, the restructuring of our Canadian pulp and paper operations, the indefinite closure of a paper machine, one sheeter and the pulp mill at our Cornwall mill, the elimination of permanent positions throughout the Company and the restructuring of our lumber operations in northeastern Ontario. As at June 30, 2005, the implementation of these initiatives was on track and we achieved a run-rate of $60 million in savings stemming from these initiatives.
CLOSURE AND RESTRUCTURING COSTS
Our results included closure and restructuring costs of $10 million in the second quarter of 2005 (or $16 million on a year-to-date basis). These costs reflect $4 million ($6 million on a year-to-date basis) pertaining to severance and termination costs relating to specific cost reduction announcements, $3 million ($6 million on a year-to-date basis) pertaining to costs related to the indefinite closure of a paper machine, a sheeter and the pulp mill at our Cornwall paper mill, $1 million ($2 million on a year-to-date basis) pertaining to training and outplacement costs related to specific cost reduction announcements and $2 million ($2 million on a year-to-date basis) pertaining to a write-down of assets following the announced closure of Norampac’s Buffalo corrugated products plant. In the second quarter of 2004, closure and restructuring costs amounted to nil (or $8 million on a year-to-date basis). The six-month period ended June 30, 2004 reflected $16 million of severance and termination costs relating to specific cost reduction initiatives and an $8 million reversal of closure costs pertaining to our St. Catharines, Ontario paper mill as a result of the sale of the mill to a third party in its existing state.
NET EARNINGS OF $2 MILLION
Net earnings amounted to $2 million ($0.01 per common share) in the second quarter of 2005 compared to a net loss of $1 million ($0.01 per common share) in the second quarter of 2004. Excluding specified items, net earnings amounted to $3 million ($0.01 per common share) in the second quarter of 2005 compared to net earnings of $4 million ($0.02 per common share) in the second quarter of 2004. The $1 million decline in net earnings excluding specified items was attributable to a lower income tax recovery, partially offset by lower financing expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SIX MONTHS ENDED JUNE 30, 2005 VS
SIX MONTHS ENDED JUNE 30, 2004 OVERVIEW
SALES OF $2.5 BILLION
Sales for the first six months of 2005 amounted to $2,546 million, a decrease of $25 million or 1% from sales of $2,571 million in the first six months of 2004. This decrease is attributable to the negative impact of a weaker U.S. dollar and lower shipments of paper and pulp. These factors were partially offset by higher average selling prices for all of our major products and higher shipments of lumber and packaging products.
OPERATING PROFIT OF $65 MILLION
Cost of sales decreased by $77 million or 3% in the first six months of 2005 compared to the first six months of 2004. This decrease was attributable to the positive impact of a weaker U.S. dollar on our U.S. dollar denominated operating expenses, lower shipments of paper and pulp and the realization of savings stemming from restructuring activities. These factors were partially offset by higher costs for purchased chemicals, wood and energy as well as higher freight costs.
     SG&A expenses decreased by $26 million or 18% in the first six months of 2005 compared to the first six months of 2004. SG&A in the first half of 2005 included a gain of $4 million realized on the sale of the Senneville, Quebec facility, a gain of $3 million realized on disposal of property, plant and equipment following the closure of Norampac’s Concord corrugated products plant, insurance recoveries of $3 million as well as unrealized mark-to-market gains of $3 million. Excluding these specified items, SG&A decreased by $13 million or 9% in the first six months of 2005 compared to the first six months of 2004. This decrease was mainly attributable to the positive impact of a weaker U.S. dollar on our U.S. dollar denominated expenses and the realization of savings stemming from restructuring activities, partially offset by lower royalty revenues.
     Operating profit in the first six months of 2005 amounted to $65 million, or $68 million when excluding specified items, in the first six months of 2005 compared to an operating loss of $5 million, or an operating profit of $3 million when excluding specified items, for the first six months of 2004. The $65 million improvement in operating profit excluding specified items was principally attributable to higher average selling prices for all of our major products, the realization of savings stemming from restructuring activities and higher shipments of lumber and packaging products. These factors were partially offset by the negative $67 million impact of a weaker U.S. dollar (including the positive effect of our hedging program), lower shipments of paper and pulp, higher costs for purchased chemicals, wood and energy as well as higher freight costs.
NET EARNINGS OF $12 MILLION
Net earnings amounted to $12 million ($0.05 per common share) in the first six months of 2005 compared to a net loss of $45 million ($0.20 per common share) for the first six months of 2004. Excluding specified items, net earnings amounted to $12 million ($0.05 per common share) in the first six months of 2005 compared to a net loss of $36 million ($0.16 per common share) for the first six months of 2004. This $48 million improvement in net earnings was mainly attributable to improved operating results from the factors mentioned above and lower financing expenses, partially offset by a lower tax recovery.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PAPERS

	Three months ended		Six months ended
	June 30		June 30
SELECTED INFORMATION	2005	2004	2005	2004

(In millions of Canadian dollars, unless otherwise noted)

Sales	695	761	1,386	1,471

Operating profit (loss)	2	5	8	(33)
Sales of property, plant and equipment[1]	(4)	—	(4)	8
Closure and restructuring costs[1]	8	—	14	—
Unrealized mark-to-market gains or losses[1]	(2)	1	(5)	2

Operating profit (loss), excluding specified items	4	6	13	(23)

Shipments
Paper (in thousands of ST)	616	659	1,253	1,322
Pulp (in thousands of ADST)	156	199	302	409

Paper shipments by product offering (%):
Copy and offset grades	56	53	56	54
Uncoated commercial printing & publication and premium imaging grades	17	21	17	21
Coated commercial printing & publication grades	12	11	12	10
Technical and specialty grades	15	15	15	15

Total	100	100	100	100

Benchmark prices[2]:
Copy 20 lb sheets (US$/ton)	843	783	830	753
Offset 50 lb rolls (US$/ton)	753	652	743	620
Coated publication, no. 3, 60 lb rolls (US$/ton)	920	772	895	774
Pulp NBSK — U.S. market (US$/ADMT)	653	660	662	630
Pulp NBHK — Japan market[3] (US$/ADMT)	538	520	518	494

[1]	See “Specified items affecting results and non-GAAP measures”.
[2]	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.
[2]	Based on Pulp and Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

SALES AND OPERATING PROFIT
Sales in our Papers business amounted to $695 million in the second quarter of 2005, a decrease of $66 million or 9% from sales of $761 million in the second quarter of 2004. This decrease was mainly attributable to lower paper and pulp shipments, as well as to the negative impact of a weaker U.S. dollar. These factors were partially offset by higher average selling prices for paper and pulp. For the six-month period ended June 30, 2005, sales of pulp and paper decreased by $85 million compared to the six-month period ended June 30, 2004 for the same reasons as noted above.
     Operating profit in our Papers business totaled $2 million in the second quarter of 2005 (or $4 million when excluding specified items) compared to an operating profit of $5 million (or $6 million when excluding specified items) for the second quarter of 2004. Excluding specified items, the $2 million decrease in operating profit is largely the result of the negative impact of a weaker U.S. dollar, lower paper and pulp shipments as well as higher costs for purchased chemicals, wood and energy, and higher freight costs. These factors were partially mitigated by higher average selling prices for paper and pulp as well as the realization of savings stemming from restructuring activities. For the six-month period ended June 30, 2005, operating profit totaled $8 million (or $13 million when excluding specified items)

MANAGEMENT’S DISCUSSION AND ANALYSIS

compared to an operating loss of $33 million (or $23 million when excluding specified items) for the six-month period ended June 30, 2004. Excluding specified items, the $36 million improvement in operating profit is largely attributable to higher average selling prices for paper and pulp as well as to the realization of savings stemming from restructuring activities. These factors were partially mitigated by the negative impact of a weaker U.S. dollar, lower shipments of paper and pulp, higher costs for purchased chemicals, wood and energy, as well as higher freight costs.
PRICING ENVIRONMENT
In our Papers business, our average transaction prices, denominated in U.S. dollars, increased in both the second quarter of 2005 compared to the second quarter of 2004 as well as in the six-month period ended June 30, 2005 compared to the six-month period ended June 30, 2004. Within our Canadian operations, although the decline of the U.S. dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices, our average transaction prices denominated in Canadian dollars still increased in the second quarter of 2005 compared to the second quarter of 2004 as well as on a year-to-date over year-to-date basis.
     Our average transaction prices for our basket of copy and offset grades increased on average by approximately 13% in the second quarter of 2005 compared to the second quarter of 2004. Within this basket, our average transaction prices for copy 20 lb sheets and offset 50 lb rolls, which represented approximately 32% of our paper sales in the second quarter of 2005, were higher on average by US$56/ton and US$113/ton, respectively, in the second quarter of 2005 compared to the second quarter of 2004. The US$60/ton price increase for cut-size copy and offset rolls announced as of March 15, 2005 initially went through but subsequently eroded and we returned to previous pricing levels. On a year-to-date basis, our average transaction prices for our basket of copy and offset grades increased on average by 14% in 2005 compared to 2004. Within this basket, our average transaction prices for copy 20 lb sheets and offset 50 lb rolls, which represented approximately 32% of our paper sales for the first six months of 2005, were higher on average by US$72/ton and US$135/ton, respectively, in the first half of 2005 compared to the first half of 2004.
     Our average transaction prices for Northern Bleached Softwood Kraft (NBSK) pulp decreased by US$12/tonne and our average transaction prices for Northern Bleached Hardwood Kraft (NBHK) pulp increased by US$27/tonne in the second quarter of 2005 compared to the second quarter of 2004. On a year-to-date basis, our average transaction prices for NBSK pulp increased by US$24/tonne and our average transaction prices for NBHK pulp increased by US$36/tonne. A US$30/tonne price increase for NBSK pulp and US$10/tonne price increase for NBHK became effective February 1, 2005. Further successive price increases of US$20/tonne for NBHK pulp became effective March 1, 2005 and April 1, 2005. Price decreases of US$30/tonne and US$20/tonne for NBSK became effective May 1, 2005 and June 1, 2005, respectively, and a price decrease of US$10/tonne for NBHK became effective June 1, 2005.
OPERATIONS
Our paper shipments to capacity ratio stood at 94.4% in the second quarter of 2005 compared to 97.3% in the second quarter of 2004. On a year-to-date basis, our paper shipments to capacity ratio stood at 96.1% in 2005 compared to 98.7% in 2004. The decreases in paper shipments to capacity ratios are primarily due to soft market conditions, which negatively impacted shipments in 2005 compared to 2004.
     Our pulp shipments decreased by 43,000 tons in the second quarter of 2005 compared to the second quarter of 2004. On a year-to-date basis, our pulp shipments decreased by 107,000 tons in 2005 compared to 2004. In December 2004, we closed the pulp dryer at our Ashdown SBHK (Southern Bleached Hardwood Kraft) and SBSK (Southern Bleached Softwood Kraft) pulp mill due to a wood shortage arising from competitive pressures and wet weather conditions in the south of the U.S. in the fourth quarter of 2004. The mill lost approximately 30,000 tons of market pulp through the end of March 2005 and was forced to seek purchased wood fiber outside its normal fiber basket to feed its machines, which led to higher costs. The pulp dryer resumed production in late February. The indefinite closure of the Cornwall pulp mill also affected pulp market shipments as previous market pulp shipments from our Woodland, Windsor and Espanola pulp mills are now used internally to supply the Cornwall mill.
     Negotiations are ongoing for the renewal of certain collective agreements that expired between April 2004 and September 2004 for our Cornwall (affecting approximately 730 employees), Ottawa-Hull (affecting approximately 380 employees), Windsor (affecting approximately 760 employees) and Lebel-sur-Quévillon (affecting approximately 350 employees) mills. During the second quarter of 2005, certain collective agreements at our Espanola mill (affecting approximately 610 employees) were successfully renegotiated.
In addition, as part of our capital expenditures program, we continued to invest in an Enterprise Resource Planning (ERP) system and a paper logistics management system with the goal of improving the quality and efficiency of our services. As at June 30, 2005, approximately 70% of our transactions were being processed by this system.

MANAGEMENT’S DISCUSSION AND ANALYSIS

     During the second quarter of 2005, we sold our facility and land in Senneville, Quebec for proceeds of $6 million and a corresponding gain of $4 million ($3 million net of income taxes). The sale was originally contingent on the city of Montreal rezoning the site to be able to accommodate the needs of the acquirer. The required rezoning happened in January 2005 and the sale was concluded in June 2005. In November 2004, a motion was filed by a third party in order to have the rezoning declared illegal. Nonetheless, both parties agreed to complete the sale and in the event that the court declares the rezoning illegal, then the sale of the premises shall become null and void without recourse of either party against the other. In such an event, Domtar would reimburse the entire sales proceeds of $6 million without interest and reclaim possession of the property, conditional on the property being restored back to its original state. We believe that the likelihood of such an event occurring is remote.
Restructuring
In December 2003, we decided to shutdown one of two paper machines at our Vancouver mill, resulting in the permanent curtailment of 45,000 tons of paper manufacturing capacity and the elimination of approximately 85 permanent positions. In early 2004, we also announced the elimination of approximately 330 permanent positions over the course of 2004 to 2006 within our other Papers operations.
     In the fourth quarter of 2004, we announced the shutdown, for an indefinite period, of the pulp mill, one paper machine and one sheeter at our Cornwall mill, which became effective January 27, 2005, until economic and market conditions allow these assets to operate profitably. This is resulting in a temporary curtailment of 150,000 tons of pulp and 85,000 tons of paper per annum and is impacting approximately 390 positions for an indefinite period.
PAPER MERCHANTS

	Three months ended June 30		Six months ended June 30
SELECTED INFORMATION	2005	2004	2005	2004

(In millions of Canadian dollars)

Sales	260	268	519	531

Operating profit	4	5	9	11

SALES AND OPERATING PROFIT
Our Paper Merchants business generated sales of $260 million in the second quarter of 2005, a decrease of $8 million or 3% in comparison to the second quarter of 2004. This decrease was primarily attributable to the negative impact of a weaker U.S. dollar and lower paper shipments, partially offset by higher average paper selling prices. On a year-to-date basis, sales totaled $519 million in 2005, reflecting a $12 million or 2% decrease over sales of $531 million in 2004. This decrease was attributable to the same factors mentioned above.
     Operating profit amounted to $4 million in the second quarter of 2005 (reflecting an operating margin of 1.5%) compared to $5 million in the second quarter of 2004 (reflecting an operating margin of 1.9%). The $1 million decrease in operating profit was primarily due to lower operating margins resulting from higher purchased paper costs not being fully reflected in paper selling prices, lower paper shipments and the negative impact of a weaker U.S. dollar. Operating profit totaled $9 million in the first half of 2005 (reflecting an operating margin of 1.7%) compared to $11 million in the first half of 2004 (reflecting an operating margin of 2.1%). This $2 million decrease in year-to-date operating profit is largely due to the same factors explained above.

MANAGEMENT’S DISCUSSION AND ANALYSIS

WOOD

	Three months ended		Six months ended
	June 30		June 30
SELECTED INFORMATION	2005	2004	2005	2004

(In millions of Canadian dollars, unless otherwise noted)

Sales
Lumber sales	151	140	289	240
Wood chips and other sales	50	51	97	94

Sub-total	201	191	386	334
Intersegment sales	(38)	(35)	(72)	(70)

	163	156	314	264

Operating profit (loss)	11	6	17	(7)

Shipments (millions of FBM)	304	267	584	495

Shipments by product offering (%):
Random lengths	31	42	32	38
Studs	36	34	36	36
Value-added	28	20	27	21
Industrial	5	4	5	5

Total	100	100	100	100

Benchmark prices[1]:
Lumber G.L. 2x4x8 stud ($US/MFMB)	433	435	448	402
Lumber G.L. 2x4 R/L no. 1 & no. 2 (US$/MFBM)	429	495	446	463

Lumber duties (cash deposits)	16	21	30	33

[1]	Source: Random Lengths. As such, these prices do not necessarily reflect our transaction prices.
SALES AND OPERATING PROFIT
Sales in our Wood business amounted to $163 million in the second quarter of 2005, an increase of $7 million or 4% over sales of $156 million in the second quarter of 2004. This increase is largely attributable to higher lumber shipments, partially offset by the negative impact of a weaker U.S. dollar. On a year-to-date basis, sales in our Wood business totaled $314 million in 2005 compared to $264 million in 2004. This $50 million or 19% increase in sales is mainly due to higher shipments and average selling prices for lumber, partially offset by a weaker U.S. dollar.
     Operating profit in our Wood business totaled $11 million in the second quarter of 2005 compared to $6 million in the second quarter of 2004. The $5 million improvement in operating profit is largely the result of lower duties on our softwood lumber exports to the U.S., higher overall average selling prices for lumber, more specifically with regards to shorter and narrower dimensional lengths, higher lumber shipments as well as savings stemming from restructuring activities. These factors were partially offset by the negative impact of a weaker U.S. dollar. On a year-to-date basis, operating profit in our Wood business amounted to $17 million in 2005, an increase of $24 million over an operating loss of $7 million in 2004. This increase is primarily due to higher average selling prices and shipments for lumber, productivity gains and savings stemming from restructuring activities. These factors were partially offset by the negative impact of a weaker U.S. dollar.
     Cash deposits of $16 million were made on our softwood lumber exports to the U.S. in the second quarter of 2005 compared to $21 million in the second quarter of 2004. The $5 million decrease in duties is largely due to the decrease in countervailing and antidumping duties rate (rate decreased from 27.22% to 20.95% as of January 1, 2005), partially offset by an increase in shipments being exported to the U.S. Since May 22, 2002, cash deposits of $175 million (US$130 million) for countervailing and antidumping duties have been made and expensed by Domtar.
PRICING ENVIRONMENT
Our average transaction prices for Great Lakes 2x4 studs and random lengths decreased by US$9/MFBM and US$71/MFBM, respectively, in the second quarter of 2005 compared to the second quarter of 2004. On a year-to-date basis, our average transaction prices for Great Lakes

MANAGEMENT’S DISCUSSION AND ANALYSIS

2x4 studs increased by US$43/MFBM while our average transaction prices for random lengths decreased by US$20/MFBM in 2005 compared to 2004.
OPERATIONS
In early 2005, we announced, in conjunction with Tembec Inc. (Tembec), the restructuring of our northeastern Ontario sawmill operations, resulting in the permanent closure of our Chapleau sawmill as of March 6, 2005 and an investment in a new finger-jointed plant with Tembec, to be located on the site of Tembec’s Kirkland Lake sawmill, which was slated for closure. This measure impacted approximately 67 permanent positions. This initiative arose from a review of our northeastern Ontario sawmill operations in light of prevailing challenging conditions. This initiative allowed us to add a third shift at our Elk Lake sawmill in April 2005 to process additional fiber from the Chapleau closure and resulting fiber swap with Tembec.
     In early March 2005, a fire destroyed our planer at Elk Lake but did not impact either the sawmill or kiln dryers. The planer is presently being rebuilt and its operations are expected to commence in late 2005. Planing activity was temporarily transferred to our Chapleau planing mill facility.
     In May 2005, forest fires in Quebec negatively impacted our operations and further resulted in the loss of 25,000 cubic meters of cut wood and 30,000 acres of forest.
     In the first quarter of 2004, certain of our operations were negatively impacted by temporary mill closures. Production at our White River sawmill, which was halted in mid-2003 due to difficult market conditions, reopened only in late February 2004, operations at our Chapleau sawmill were reduced to one shift, effective April 30, 2004, due to a substantial reduction in fiber supply availability and labor disruptions at a transportation supplier, as well as particularly cold weather further affected our productivity.
     We will continue to examine opportunities to further improve the profitability of our Wood business through additional cost reductions and strategic initiatives.
Fiber supply
The Province of Quebec has adopted new legislation, which became effective April 1, 2005, that reduces allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and Cree First Nations. As a result, the amount of fiber we are permitted to harvest annually, under our existing licenses from the Quebec government, will be reduced by approximately 500,000 cubic meters, reflecting a 21% reduction. This will only affect the supply of fiber for our Northern Quebec softwood sawmill and market pulp operations.
     We are currently working on finding solutions such as seeking alternate sources of fiber. If we are unable to maintain an adequate supply of fiber, our Northern Quebec softwood sawmill and market pulp operations would have to operate at a level significantly below their capacity, which would have a material adverse impact on these operations and may result in closures or impairment of assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PACKAGING

	Three months ended		Six months ended
	June 30		June 30
SELECTED INFORMATION	2005	2004	2005	2004

(In millions of Canadian dollars, unless otherwise noted)

Sales	169	161	327	305

Operating profit	11	8	24	19
Closure and restructuring costs[1]	2	—	2	—
Sales of property, plant and equipment[1]	—	—	(3)	—
Unrealized mark-to-market gains or losses[1]	1	4	2	(2)

Operating profit, excluding specified items	14	12	25	17

Shipments[2]:
Containerboard (in thousands of ST)	80	74	164	151
Corrugated containers (in millions of square feet)	1,791	1,736	3,421	3,366

Benchmark prices[3]:
Unbleached kraft linerboard, 42 lb East (US$/ton)	490	462	495	437

[1]	Refer to “Specified items affecting results and non-GAAP measures”.
[2]	Represents 50% of Norampac’s trade shipments.
[3]	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.
SALES AND OPERATING PROFIT
Our 50% share of Norampac’s sales amounted to $169 million in the second quarter of 2005, an increase of $8 million or 5% compared to the second quarter of 2004. This increase was mainly attributable to higher average selling prices for containerboard and corrugated containers, as well as higher shipments of both containerboard and corrugated containers, partially offset by the negative impact of a weaker U.S. dollar. On a year-to-date basis, our 50% share of Norampac’s sales amounted to $327 million in 2005, an increase of $22 million or 7% compared to 2004 for the same reasons as mentioned above.
     Our 50% share of Norampac’s operating profit amounted to $11 million in the second quarter of 2005 (or $14 million when excluding specified items) compared to $8 million for the second quarter of 2004 (or $12 million when excluding specified items). The $2 million increase in operating profit excluding specified items was mainly attributable to higher average selling prices for containerboard and corrugated containers, as well as higher shipments of both containerboard and corrugated containers, partially offset by the negative impact of a weaker U.S. dollar, higher freight costs and higher purchased old corrugated containers (OCC) costs. On a year-to-date basis, our 50% share of Norampac’s operating profit amounted to $24 million (or $25 million when excluding specified items) compared to $19 million (or $17 million when excluding specified items) in 2004. This $8 million improvement in operating profit excluding specified items resulted from the same reasons as mentioned above.
PRICING ENVIRONMENT
Norampac’s average Canadian dollar net selling prices for containerboard products and corrugated containers increased by 3% and 1%, respectively, in the second quarter of 2005 compared to the second quarter of 2004. On a year-to-date basis, Norampac’s average Canadian dollar net selling prices for containerboard products and corrugated containers increased by 8% and 4%, respectively, in 2005 compared to 2004.
OPERATIONS
Norampac’s North American integration level, the percentage of containerboard produced by Norampac that is consumed by its own box plants, decreased to 63% in the second quarter of 2005, down from 65% in the second quarter of 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

During the first quarter of 2005, Norampac closed its Concord, Ontario corrugated products plant with the goal of improving efficiency and profitability at its other plants. This led to the disposal of Concord-related property, plant and equipment for a total net gain realized of $7 million (our 50% share amounting to $3 million).
     In the second quarter of 2005, as part of its reorganization plan of its Quebec operations, Norampac announced the closure of its Montreal corrugated products plant, slated for the second quarter of 2006, as well as an investment plan totaling close to $30 million for other Quebec facilities. The closure of the Montreal plant is expected to impact approximately 215 employees. In addition, in the second quarter of 2005, Norampac announced the transfer of its Buffalo corrugated products plant to its Lancaster facility scheduled for August 2005.
FINANCING EXPENSES AND
INCOME TAXES

FINANCING EXPENSES
In the second quarter of 2005, financing expenses amounted to $39 million (or $37 million when excluding specified items of $2 million relating to a foreign exchange loss on the translation of a portion of our long-term debt) compared to $41 million (or $39 million when excluding specified items of $2 million relating to a foreign exchange loss on the translation of a portion of our long-term debt) in the second quarter of 2004. This $2 million decrease in financing expenses when excluding specified items is largely due to the positive impact of a weaker U.S. dollar on our U.S. dollar interest expense. In the first six months of 2005, financing expenses amounted to $73 million (or $73 million when excluding specified items) compared to $80 million (or $77 million when excluding specified items) in the first six months of 2004. This $4 million decrease in financing expenses when excluding specified items is largely due to the same reason explained above.
INCOME TAXES
In the second quarter of 2005, our income tax recovery totaled $9 million compared to an income tax recovery of $11 million for the second quarter of 2004. On a year-to-date basis, our income tax recovery totaled $18 million in 2005 compared to $38 million in 2004. The variation in our income tax recovery results from a combination of factors, including a tax recovery adjustment of $6 million recorded in the first quarter of 2005 following the income tax reassessment of a prior year by tax authorities, the relative effect of permanent differences in a minimal profit/loss situation, the mix and level of earnings subject to different tax jurisdictions and differences in tax rates applicable to our foreign subsidiaries.
BALANCE SHEET

Our total consolidated assets were $5,763 million as at June 30, 2005 compared to $5,688 as at December 31, 2004. Receivables amounted to $265 million as at June 30, 2005, an increase of $32 million when compared to $233 million as at December 31, 2004. This increase reflects higher sales in June 2005 compared to December 2004, mainly due to higher overall average selling prices and higher overall shipments, except for pulp. Inventories as at June 30, 2005 totaled $796 million, an increase of $73 million when compared to $723 million as at December 31, 2004. This increase reflects higher levels of work in process and finished goods inventory mainly due to softer market conditions in 2005 compared to 2004 and higher production levels compared to shipments. The increase also reflects higher inventories in preparation for maintenance shutdowns scheduled in the summer. Property, plant and equipment as at June 30, 2005 amounted to $4,123 million compared to $4,215 million as at December 31, 2004. This $92 million decrease was mainly attributable to a greater level of amortization expense compared to capital expenditures, partially offset by the impact of a stronger U.S. dollar (based on month-end exchange rates) on our U.S. mill assets. Other assets stood at $300 million as at June 30, 2005 compared to $265 million as at December 31, 2004. This $35 million increase was attributable to, among others, higher funding of our pension assets compared to pension expense.
Trade and other payables stood at $624 million as at June 30, 2005, a decrease of $30 million compared to $654 million as at December 31, 2004. This decrease mainly reflects the timing of payments and expenses in June 2005 versus December 2004. Long-term debt (including the portion due within one year) stood at $2,169 million as at June 30, 2005, an increase of $135 million compared to $2,034 million as at

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2004. This increase reflects additional net borrowings of $102 million and the $33 million negative impact of a stronger U.S. dollar (based on month-end exchange rates) on our U.S. dollar denominated debt. Accumulated foreign currency translation adjustments were negative $184 million as at June 30, 2005 compared to negative $190 million as at December 31, 2004. This variation reflects the net impact of a stronger U.S. dollar on the net assets of our self-sustaining U.S. subsidiaries, or $31 million, net of the impact of a stronger U.S. dollar on the long-term debt designated as a hedge of the above-mentioned net assets, or $32 million, and its corresponding income tax effect of $7 million.
LIQUIDITY AND
CAPITAL RESOURCES

	Three months ended		Six months ended
	June 30		June 30
SELECTED INFORMATION	2005	2004	2005	2004

(In millions of Canadian dollars)

Cash flows provided from operating activities before changes in working capital and other items	90	83	178	100
Changes in working capital and other items	(52)	(7)	(174)	(93)

Cash flows provided from operating activities	38	76	4	7
Net additions to property, plant and equipment	(38)	(50)	(66)	(91)

Free cash flow[1]	—	26	(62)	(84)

[1]	Free cash flow is a non-GAAP measure that we define as the amount by which cash flows provided from operating activities, as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP (additions to property, plant and equipment net of proceeds from disposals of property, plant and equipment). We use free cash flow in evaluating our ability and that of our business segments to service our debt and pay dividends to our shareholders and, as such, believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Our free cash flow measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
Our principal cash requirements are for working capital, capital expenditures, principal and interest payments on our debt and dividend payments. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the issuance of debt and/or equity. The availability and cost of debt financing is dependent, among other things, upon our credit ratings.
OPERATING ACTIVITIES
Cash flows provided from operating activities totaled $38 million in the second quarter of 2005 compared to $76 million in the second quarter of 2004. This $38 million decline in cash flows generated from operations mainly reflects increased requirements for working capital, primarily due to inventory fluctuations. On a year-to-date basis, cash flows provided from operating activities totaled $4 million in 2005 compared to $7 million in 2004. This $3 million decrease mainly reflects increased requirements for working capital attributable to inventory and receivables fluctuations, partially offset by an improvement in EBITDA explained previously. The first quarter of the year is typically impacted by seasonally high requirements for working capital, which are usually not reversed until the fourth quarter of the year. Our operating cash flow requirements are primarily for salaries and benefits, the purchase of fiber, energy and raw materials and other expenses such as property taxes.
In the first quarter of 2004, we terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $20 million (US$15 million). The resulting gain of $17 million recorded under “Other liabilities and deferred credits” is being amortized over the original designated hedging period of the underlying 5.375% notes due in November 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

     The Corporation sells a portion of its Canadian and U.S. receivables through securitization programs. The Corporation uses securitization of its receivables as a source of financing by reducing its working capital requirements. As at June 30, 2005, the value of securitized receivables amounted to $241 million compared to $236 million as at December 31, 2004. The Corporation expects to continue to sell receivables on an ongoing basis, given the attractive discount rates. Should these programs be discontinued either by management’s decision or by market conditions, the Corporation’s working capital and bank debt requirements would increase. Such sales of receivables are contingent upon retaining specified credit ratings. The loss of such ratings would, absent appropriate waivers, increase working capital and bank debt requirements.
INVESTING ACTIVITIES
Cash flows used for investing activities totaled $37 million in the second quarter of 2005 compared to $58 million in the second quarter of 2004. The $21 million decrease in cash flows used for investing activities was mainly attributable to fewer business acquisitions and higher proceeds from disposals of property, plant and equipment. On a year-to-date basis, cash flows used for investing activities amounted to $69 million in 2005 compared to $99 million in 2004. The $30 million decrease in cash flows used for investing activities was mainly attributable to the same factors mentioned above as well as to lower additions of property, plant and equipment. We intend to limit our annual capital expenditures to below 75% of amortization. Annual capital expenditures required to maintain existing operations are expected to amount to approximately $125 million in 2005.
     Free cash flow in the second quarter of 2005 was nil compared to free cash flow generated of $26 million in the second quarter of 2004. The $26 million decrease in free cash flow generated primarily reflects increased working capital requirements, partially offset by lower additions of property, plant and equipment.
FINANCING ACTIVITIES
In the second quarter of 2005, cash flows provided from financing activities amounted to $23 million compared to cash flows used for financing activities of $11 million in the second quarter of 2004. This $34 million increase in cash flows provided from financing activities is largely attributable to an increase in net additional borrowings under our revolving credit facility. On a year-to-date basis, cash flows provided from financing activities amounted to $82 million in 2005 compared to $122 million in 2004. This $40 million decrease in cash flows provided from financing activities is largely attributable to higher long-term debt repayments, partially offset by an increase in net additional borrowings under our revolving credit facility.

		As at
	As at	December 31,
NET DEBT-TO-TOTAL CAPITALIZATION RATIO[1]	June 30, 2005	2004

(In millions of Canadian dollars, unless otherwise noted)

Bank indebtedness	29	22
Long-term debt (including portion due within one year)	2,169	2,034
Cash and cash equivalents	(70)	(52)

Net debt	2,128	2,004
Shareholders’ equity	2,040	2,046

Total capitalization	4,168	4,050

Net debt-to-total capitalization (%)	51.1%	49.5%

[1]	Net debt-to-total capitalization ratio is a non-GAAP measure. We track this ratio on a regular basis in order to assess our debt position. We therefore believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Net debt-to-total capitalization ratio has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

As at June 30, 2005, our net debt-to-total capitalization ratio stood at 51.1% compared to 49.5% as at December 31, 2004. Net indebtedness, including $174 million representing our 50% share of the net indebtedness of Norampac, was $2,128 million as at June 30, 2005. This compares to $2,004 million as at December 31, 2004, including $174 million for our 50% share of the net indebtedness of Norampac. The

MANAGEMENT’S DISCUSSION AND ANALYSIS

$124 million increase in net indebtedness was largely due to additional net borrowings and the negative impact of a stronger U.S. dollar (based on month-end exchange rates).
     On March 3, 2005, the Corporation entered into a new five-year unsecured revolving credit facility of US$700 million. This new facility replaced the prior credit facility, which consisted of a US$500 million unsecured revolving credit facility and a US$70 million unsecured term loan that was scheduled to mature in July 2006.
     As at June 30, 2005, the new credit facility had drawings totaling US$258 million ($316 million), US$11 million ($14 million) of letters of credit outstanding and no amounts drawn in the form of bank overdraft and included in “Bank indebtedness”, resulting in US$431 million ($528 million) of availability for future drawings under this facility. As of December 31, 2004, under the prior facility, we had drawings of US$112 million ($135 million), US$9 million ($10 million) letters of credit outstanding, no amounts drawn in the form of bank overdraft and included in “Bank indebtedness” and US$71 million ($86 million) outstanding under the term loan.
     As at June 30, 2005, we had a provision of $5 million related to letters of credit ($5 million as at December 31, 2004).
     Borrowings under this new unsecured revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or U.S. dollar LIBOR rate, each with an added spread that varies with our credit rating, or on the Canadian or US prime rate. This new credit facility also requires commitment fees that vary with our credit rating.
     Our borrowing agreements contain restrictive covenants. Our unsecured bank credit facility contains covenants that require compliance with certain financial ratios on a quarterly basis. The indentures related to the 10% and 10.85% debentures limit the amount of dividends that may be paid, the amount of shares that may be repurchased for cancellation and the amount of new long-term debt that may be incurred.

CREDIT RATINGS
RATING AGENCY	SECURITY	RATING

Dominion Bond Rating Service	Unsecured Notes and Debentures	BBB (low)
	Preferred Shares	Pfd-4 (high)
Moody’s Investors Services	Unsecured Notes and Debentures	Ba2
Standard & Poor’s	Unsecured Notes and Debentures	BB+

The above ratings represent a risk assessment of our public unsecured debt securities. The rating by Dominion Bond Rating Service (DBRS) is the fourth rating in terms of quality within ten rating gradations with the “low” indicating a ranking in the lower end of this rating category. The rating by Moody’s Investors Services (Moody’s) is the fifth rating in terms of quality within nine rating gradations with the numerical modifier 2 indicating a ranking in the middle of this rating category. The rating by Standard & Poor’s is the fifth rating in terms of quality within ten gradations with the “plus” indicating a ranking in the higher end of this category. DBRS, Moody’s and Standard & Poor’s have a “stable outlook” with respect to our credit ratings.
     During the second quarter of 2005, we were downgraded by Moody’s, from a Baa3 rating to a Ba2 rating, and by Standard & Poor’s, from a BBB- rating to a BB+ rating.
     Reductions in our credit ratings could impact our access to and cost of capital and financial flexibility in the future. The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.
Common shares
In the second quarter of 2005, common shares amounting to $1 million ($4 million on a year-to-date basis) were issued pursuant to our stock option and share purchase plans versus $6 million ($13 million on a year-to-date) in the second quarter of 2004.
     As at June 30, 2005, we had 230,598,274 common shares, 69,576 Series A Preferred Shares and 1,410,000 Series B Preferred Shares issued and outstanding.
As at June 30, 2005, we had 5,201,355 common share purchase options issued and outstanding under the Executive stock option and share purchase plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OFF BALANCE SHEET ARRANGEMENTS

In the normal course of business, we finance certain of our activities off balance sheet through leases and securitizations. The description of these arrangements and their impact on our results of operations and financial position for the year ended December 31, 2004 can be found on page 94 of our 2004 Annual Report1 and have not changed materially since December 31, 2004.
GUARANTEES

Domtar has provided certain guarantees with regards to its pension plans, its E.B. Eddy acquisition, its indemnifications related to the sale of its businesses and real estate, its debt agreements and its leases. The description of these guarantees and their impact on our results of operations and financial position for the year ended December 31, 2004 can be found on pages 95 and 96 of our 2004 Annual Report1 and have not changed materially since December 31, 2004.
CONTRACTUAL OBLIGATIONS
AND COMMERCIAL COMMITMENTS

In the normal course of business, we enter into certain contractual obligations and commercial commitments, such as debentures and notes, operating leases, letters of credit and others. The summary of our obligations and commitments as at December 31, 2004 can be found on page 97 of our 2004 Annual Report1 and have not materially changed since December 31, 2004.
     For the foreseeable future, we expect cash flows from operations and from various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

[1]	Our 2004 Annual Report can be found on our website at www.domtar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION

Selected quarterly financial information for the ten most recently completed quarters ending June 30, 2005 is disclosed below.

SELECTED QUARTERLY						2003					2004		2005
FINANCIAL INFORMATION		1st	2nd	3rd	4th	Year	1st	2nd	3rd	4th	Year	1st	2nd

(In millions of Canadian dollars, unless otherwise noted)

Sales		1,388	1,336	1,266	1,177	5,167	1,225	1,346	1,335	1,209	5,115	1,259	1,287

EBITDA		176	152	131	55	514	58	122	158	90	428	124	128

Operating profit (loss)		78	56	36	(265)	(95)	(33)	28	66	(12)	49	34	31
Excluding specified items		73	55	31	(33)	126	(30)	33	65	(2)	66	35	33

Net earnings (loss)		27	8	3	(231)	(193)	(44)	(1)	29	(26)	(42)	10	2
Excluding specified items		22	11	—	(43)	(10)	(40)	4	23	(20)	(33)	9	3

Net earnings (loss) per share (in dollars):
Basic		0.12	0.03	0.01	(1.01)	(0.86)	(0.19)	(0.01)	0.13	(0.11)	(0.19)	0.04	0.01
Basic, excluding specified items		0.09	0.05	—	(0.19)	(0.05)	(0.18)	0.02	0.10	(0.09)	(0.15)	0.04	0.01
Diluted		0.12	0.03	0.01	(1.01)	(0.86)	(0.19)	(0.01)	0.13	(0.11)	(0.19)	0.04	0.01

Trade shipments
Papers (in thousands of ST)		627	634	632	606	2,499	663	659	649	591	2,562	637	616
Market pulp (in thousands of ADST)		207	189	185	188	769	210	199	182	217	808	146	156
Lumber (in millions of FBM)		227	259	252	261	999	228	267	272	242	1,009	280	304
Containerboard (in thousands of ST)		83	77	80	80	320	77	74	75	74	300	84	80
Corrugated containers (in millions of SF)		1,550	1,737	1,759	1,653	6,699	1,630	1,736	1,767	1,669	6,802	1,630	1,791

Benchmark prices[1]
Papers
Copy 20 lb sheets	(US$/ST)	793	787	760	733	768	723	783	818	850	794	817	843
Offset 50 ln rolls	(US$/ST)	673	653	600	585	628	587	652	715	750	676	733	753
Coated publication, no. 3, 60 lb rolls	(US$/ST)	810	815	805	785	804	775	772	827	870	811	870	920
Pulp NBSK — U.S. market	(US$/ADMT)	507	580	550	575	553	600	660	670	630	640	670	653
Pulp NBHK — Japan market[2]	(US$/ADMT)	432	504	467	478	470	467	520	510	465	490	497	538
Wood
Lumber G.L. 2x4x8 studs	(US$/MFBM)	314	318	360	316	327	368	435	461	401	417	462	433
Lumber G.L. 2x4 R/L, no.1 & no.2	(US$/MFBM)	305	306	381	367	340	431	495	502	409	459	462	429
Packaging
Unbleached kraft linerboard, 42 lb East	(US$/ST)	428	425	418	412	421	412	462	500	500	468	500	490

Average exchange rates	CAN$	1.510	1.398	1.380	1.316	1.401	1.318	1.359	1.307	1.221	1.301	1.227	1.244
	US$	0.662	0.715	0.725	0.760	0.714	0.759	0.736	0.765	0.819	0.769	0.815	0.804

[1]	Source: Pulp & Paper Week and Random Lengths. As such, these prices do not necessarily reflect our transaction prices.
[2]	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.
Sales and operating profit experienced a steady decline throughout 2003. This was mainly in line with the steady weakening of the U.S. dollar and continued low selling prices. In addition, lower shipments further impacted our results during this period. Our quality and profitability improvement programs initiated in 2002 were hampered by difficult market conditions in 2003, but did enable us, when excluding the impact of lower volumes, to more than offset the impact of inflation on salaries and benefits.
     The first quarter of 2004 started in much the same fashion as the fourth quarter of 2003, mostly due to the impact of higher shipments and sustained efforts to reduce costs being offset by lower selling prices. However, the second and third quarters of 2004 showed a marked improvement, despite the continued weakening of the U.S. dollar, due to higher average selling prices for all our products as price increases were being implemented. Our paper shipments remained relatively stable from the beginning of 2004 through to the third quarter of 2004. The

MANAGEMENT’S DISCUSSION AND ANALYSIS

fourth quarter of 2004 was weak, as demand for the majority of our products slowed, the weakness of the U.S. dollar continued to impact our results and we continued to face high costs for fiber and energy usage. Shipments for papers, lumber and corrugated containers for the fourth quarter of 2004 were lower than the third quarter, mainly due to seasonally weaker demand. Typically, second and third quarters are seasonally stronger in terms of results, as demand normally picks up during the spring and summer months.
     The first quarter of 2005 reflected an improvement over the fourth quarter of 2004. Selling prices for pulp and lumber remained strong while selling prices for papers declined marginally. Demand for our paper and lumber products also remained strong. However, the indefinite closure of our pulp mill in Cornwall and the wood shortage problems experienced at our Ashdown pulp mill resulted in lower pulp shipments. Overall lower costs, partially resulting from the realization of savings stemming from restructuring initiatives throughout our business segments and productivity gains in our Wood business, further improved results in the first quarter of 2005. The second quarter of 2005 mirrored the first quarter of the year with average selling prices for paper and pulp increasing further. Higher volumes of pulp, lumber and packaging products were experienced although paper shipments decreased. Nonetheless, our results continued to be negatively affected by the weakness of the U.S. dollar, as well as high costs for purchased chemicals, wood and energy as well as high freight costs. These were partially offset by the realization of savings stemming from restructuring initiatives.
ACCOUNTING CHANGE

CONSOLIDATION OF VARIABLE INTEREST ENTITIES
In June 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 15 (AcG-15) “Consolidation of Variable Interest Entities.” AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The application of this guideline does not have an impact on our unaudited interim consolidated financial statements under Canadian GAAP.
CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect our results of operations and financial position. On an ongoing basis, management reviews its estimates, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, income taxes and asset retirement obligations based upon currently available information. Actual results could differ from those estimates.
     These critical accounting policies reflect matters that contain a significant level of management estimates about future events, reflect the most complex and subjective judgments, and are subject to a fair degree of measurement uncertainty.
     The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on our results of operations and financial position for the year ended December 31, 2004, as well as the effect of changes to these estimates can be found on pages 104 to 111 of our 2004 Annual Report1 and have not materially changed since December 31, 2004.

[1]	Our 2004 Annual Report can be found on our website at www.domtar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINTIES

The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected.
PRODUCT PRICES AND INDUSTRY CONDITIONS
Our financial performance is sensitive to the selling prices of our products that are impacted by supply and demand.
     The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers, and fluctuations in currency exchange rates. Demand for lumber also depends on the level of housing starts, commercial building activity and the availability and cost of mortgage financing.
     Markets for most of our products are also highly competitive, with a number of major companies competing in each market. We compete with both Canadian and U.S. producers in all of our product lines and with global producers in certain of our product lines, some of which may have greater financial resources and lower production costs than Domtar. While the principle basis for competition is selling price, competition can be based upon quality and customer service, including, in some cases, providing technical advice to customers. Other factors, such as foreign exchange rates, cost of fiber, as well as the ongoing softwood lumber dispute between the U.S. and Canada, can also have an impact on our competitive position.
     In addition, we may compete with product substitutes, which can impact demand for our products. Our paper products compete with electronic transmission and document storage alternatives, as well as grades of paper we do not produce. As the use of these alternatives grows, demand for our paper products may decline or shift to other paper grades. Moreover, demand for some of our wood products may decline if customers purchase steel alternatives. Demand for some of our corrugated container products may decline if customers purchase plastic alternatives.
     During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes, net losses. See “Sensitivity Analysis”.
     Any substantial shift in demand for our products or sustained period of low prices could have a material adverse effect on our business, financial results and financial condition, including, but not limited to, facility closures or impairment of assets.
FOREIGN EXCHANGE
The revenues for most of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces our profitability. Our U.S. dollar sales, net of U.S. dollar purchases for our operating activities, represent approximately US$1 billion annually (excluding Norampac). In addition, our sales in Canada are impacted by the exchange rate fluctuations, as the prices for many of our products are generally driven by U.S. prices of similar products. Our exposure to the U.S. dollar is reduced by interest on our U.S. dollar denominated debt (approximately $0.1 billion annually, excluding Norampac). Exchange rate fluctuations are beyond our control and the U.S. dollar may continue to depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. Sustained periods of a strong Canadian dollar could have a material adverse effect on our business, financial results and financial condition, including, but not limited to, facility closures or impairment of assets.
OPERATIONAL RISKS
The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers, distributors and customers, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, realization of anticipated cost savings, performance of manufacturing operations, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy prices, fiber prices, other raw material prices and freight costs as a result of changing economic or political conditions or due to particular supply and demand considerations.
Fiber supply
We use hardwood and softwood fiber for the production of paper and softwood for the production of lumber. Our forestry strategy is to optimize wood flows within our fiber supply area and to maximize value and minimize cost while securing an adequate wood supply for our operations. Our hardwood and softwood fiber resources are obtained from harvesting rights on public lands, purchases from third parties and from our owned land.

MANAGEMENT’S DISCUSSION AND ANALYSIS

     The Province of Quebec has adopted new legislation, which became effective April 1, 2005, that reduces allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and the Cree First Nations. As a result, the amount of fiber we are permitted to harvest annually, under our existing licenses from the Quebec government, will be reduced by approximately 500,000 cubic meters, reflecting a 21% reduction. This will only affect the supply of fiber for our Northern Quebec softwood sawmill and market pulp operations.
     We are currently working on finding solutions such as seeking alternate sources of fiber. If we are unable to maintain an adequate supply of fiber, our Northern Quebec softwood sawmill and market pulp operations would have to operate significantly below their capacity, which would have a material adverse impact on these operations and may result in closures or impairment of assets.
     There is no assurance that access to fiber will continue at the same levels achieved in the past. The cost of hardwood and softwood fiber and the availability of wood chips may be affected.
Labor
We are currently in the process of renegotiating certain collective bargaining agreements. As is the case with any negotiation, we may not be able to negotiate acceptable new collective bargaining agreements, which could result in a strike or work stoppage by affected workers. Renewal of collective bargaining agreements could also result in higher wages or benefits paid to union members. Therefore, we could experience a disruption of our operations or higher ongoing labor costs, which could have a material adverse effect on our business, financial results and financial condition.
Cost savings
The Company has undertaken and may continue to undertake productivity initiatives, including cost reduction programs and organizational restructurings to improve performance and generate cost savings. There can be no assurance that these will be completed or beneficial to the Company. Also, there can be no assurance that any estimated cost savings from such activities will be realized.
Significant customers
Although no single customer accounts for more than 10% of our consolidated sales, if any of our significant customers reduces, delays or cancels substantial orders for any reason, our business and results of operations could be negatively affected, particularly for the quarter in which the delay or cancellation occurs.
ENVIRONMENT
We are subject to U.S. and Canadian environmental laws and regulations for effluent and air emissions, harvesting, silvicultural activities, waste management and groundwater quality, among others. In addition, the pulp and paper industry in the United States is subject to Cluster Rules and Boiler M.A.C.T. (Maximum Achievable Control Technology) Rules that further regulate effluent and air emissions. These laws and regulations require us to obtain and comply with the authorization requirements of the appropriate governmental authorities, who exercise considerable discretion for permit issuances and their timing. Changes in environmental laws and regulations and/or their application may require us to make significant expenditures that could negatively impact our business, financial results and financial condition.
     Failure to comply with applicable environmental laws, regulations and permit requirements may result in fines, penalties or enforcement actions by the regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and negatively impact our financial results and financial condition.
     We continue to take remedial action under our Care and Control program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, technological developments and the allocation of liability among potentially responsible parties.
LUMBER EXPORT DUTIES
The United States Department of Commerce announced that it had imposed cash deposit requirements on the Canadian softwood lumber industry with a final aggregate countervailing and antidumping rate of 27.22%, that is, 18.79% for countervailing and 8.43% for antidumping. Since May 22, 2002, based upon a final decision of the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States. The Canadian government has challenged both the countervailing and

MANAGEMENT’S DISCUSSION AND ANALYSIS

antidumping rates with the World Trade Organization and the North American Free Trade Agreement. As of January 1, 2005, cash deposits for countervailing and antidumping duties are being made and expensed by Domtar at a new rate of 20.95%, that is, 17.17% for countervailing and 3.78% for antidumping.
     We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or any new arrangements between the United States and Canada.
LEGAL PROCEEDINGS
In the normal course of our operations, we become involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims and labor issues. While the final outcome with respect to actions outstanding or pending cannot be predicted with certainty, it is our belief that their resolution will not have a material adverse effect on our business, financial results and financial condition.
     In April 2003, the Canadian Competition Bureau (the “Bureau”) began an investigation of Canada’s major distributors of carbonless paper and other fine paper products, including our Paper Merchants in Canada. In March 2004, the Bureau expanded its investigation to include dealings between the Corporation and Xerox Canada Limited. Although the investigation is continuing, we are not able to predict the outcome of this investigation or the impact, if any, it may have on us.
CAPITAL AND LIQUIDITY
Our operations require substantial capital. If our capital resources are inadequate to provide for our operating needs, capital expenditures and other cash requirements, this shortfall could have a material adverse effect on our business and liquidity and impact our ability to service our debt. There can be no assurance that we will be able to generate sufficient cash flows from operations as we are subject to a number of general economic, business, financial, competitive, legislative, regulatory and other factors beyond our control.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SENSITIVITY ANALYSIS

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

	APPROXIMATE ANNUAL IMPACT ON1,2

(In millions of Canadian dollars, unless otherwise noted)	OPERATING		NET	EARNINGS
	PROFIT		EARNINGS	PER SHARE
				(in dollars)

Each US$10/unit change in the selling price of the following products[3]:
Papers
Copy and offset grades	19		12	0.05
Uncoated commercial printing & publication and premium imaging grades	6		4	0.02
Coated commercial printing & publication grades	4		3	0.01
Technical & specialty grades	5		3	0.01
Pulp — net position	8		5	0.02
Wood
Lumber	14		9	0.04
Packaging
Containerboard	9		6	0.03

Foreign exchange (CAN$0.01 change in relative value to the U.S. dollar before hedging)
Impact of US$ pricing on export sales, net of US$ purchases, excluding Norampac	10	[5]	6	0.03

Interest rate
1% change in interest rate on our floating rate debt (excluding Norampac)	N/A		2	0.01

Energy[4] (excluding Norampac)
Natural gas: US$0.25/MMBtu change in price before hedging	3		2	0.01
Crude oil: US$1/barrel change in price before hedging	1		1	0.00

[1]	Based on an exchange rate of $1.282.
[2]	Based on a marginal tax rate of 35%.
[3]	Based on budgeted 2005 capacity (in tons, tonnes or MFBM).
[4]	Based on budgeted 2005 consumption levels. The allocation between energy sources may vary during the period in order to take advantage of market conditions.
[5]	In addition to this direct impact, significant fluctuations in the value of the U.S. currency will have an indirect impact on our product pricing in Canada over time given that Canadian pricing is derived from U.S. dollar denominated prices. The combined direct and indirect impact of a CAN$0.01 change in the relative value to the U.S. dollar before hedging and excluding Norampac could reach $15 million.
Note that Domtar may, from time to time, hedge part of its foreign exchange, net pulp, containerboard, interest rate and energy positions, which may therefore impact the above sensitivities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

BENCHMARK PRICES

											Average
											1996-	Q2	Q2
BENCHMARK PRICES[1]		1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2004	2005

(In millions of Canadian dollars, unless otherwise noted)

Papers
Copy 20 lb sheets	(US$/ton)	848	769	780	778	877	815	776	768	794	801	783	843
Offset 50 lb rolls	(US$/ton)	736	756	666	659	757	719	692	628	676	699	652	753
Coated publication, no. 3, 60 lb rolls	(US$/ton)	943	941	909	851	948	853	767	804	811	870	772	920
Pulp NBSK — U.S. market	(US$/ADMT)	586	588	544	541	685	558	491	553	640	576	660	653
Pulp NBHK — Japan market[2]	(US$/ADMT)	501	514	444	508	681	485	427	470	490	502	520	538
Wood
Lumber 2x4x8 stud	(US$/MFBM)	403	386	375	390	319	345	336	327	417	366	435	433
Lumber 2x4 R/L, no. 1 & no. 2	(US$/MFBM)	441	447	377	440	351	345	331	340	459	392	495	429
Packaging
Unbleached kraft linerboard, 42 lb East	(US$/ton)	371	336	373	400	468	445	427	421	468	412	462	490

Average exchange rates	CAN$	1.364	1.385	1.484	1.486	1.485	1.549	1.570	1.401	1.301		1.359	1.244
	US$	0.733	0.722	0.674	0.673	0.673	0.646	0.637	0.714	0.769		0.736	0.804

[1]	Source: Pulp & Paper Week and Random Lengths. As such, these prices do not necessarily reflect our transaction prices.
[2]	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK

Although we experienced slightly higher average selling prices for most of our pulp and paper products in the second quarter of 2005 compared to the first quarter of the year, the current business environment, mainly higher costs and lower demand for our products, is expected to remain challenging for the balance of the year. Despite the challenges that lie ahead, we remain intent on delivering annualized targeted savings of $100 million by the end of 2005. As at June 30, 2005, the Company already stands at 60% of its goal.
INTERNAL CONTROLS

We have complied with the Multilateral Instrument 52-109 “Certification of Disclosure in Issuer’s Annual and Interim Filings” issued by the Canadian Securities Administrators and have filed form 52-109FT2 “Certification of Interim Filings during Transition Period” with the appropriate securities regulators in Canada. These certificates can be found on the SEDAR website.
Additional information, including our Annual Information Form, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.